November 17, 2006

VIA EDGAR, COURIER AND TELEFAX (202.772.9204)

Mr. Matthew J. Benson, Esq.
Ms. Peggy Kim, Esq.
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Heelys, Inc., Registration Statement on Form S-1
  Amendment No. 2—Filed October 27, 2006
  File No. 333-137046

Dear Mr. Benson and Ms. Kim:

        On behalf of Heelys, Inc. (the "Company"), in connection with the proposed initial public offering of the Company's common stock, we thank you for the opportunity to provide this letter in advance of filing Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-137046). We anticipate filing Amendment No. 3 to the Registration Statement on or about Wednesday, November 22, 2006.

        By letter dated October 17, 2006, we provided the Staff with information regarding the proposed price range relating to the offering referenced in the Registration Statement. The expected filing range of the Company's initial public offering at that time was between $15.00 and $17.00 per share. Based on recent discussions with the underwriters, the Company now expects that the filing range of the Company's initial public offering will be between $16.00 and $18.00 per share. This increase relates to the Company's strong financial performance through the month of October 2006 as well as increased sales activity.

        As discussed with Ms. Peggy Kim via telephone conference, the underwriters would like to be in a position to price the Company's proposed initial public offering on or about December 7, 2006, which would require printing preliminary prospectuses immediately after we file our proposed Amendment No. 3 to the Registration Statement on or about November 22, 2006 and launching the Company's road show on November 27, 2006.

        Given the short time frame, the purpose of this letter (prior to filing Amendment No. 3 to the Registration Statement and printing preliminary prospectuses on or about Wednesday, November 22, 2006) is to (1) provide the Staff with our proposed response to the Staff's letter dated November 8, 2006 and the proposed revisions to Amendment No. 3 to the Registration Statement, and (2) seek the Staff's guidance, based upon the Staff's review of the material attached hereto and described below, regarding whether there will be any additional questions, comments or information requests from the Staff relating to the Registration Statement.

        Accordingly, we have attached the following for the Staff's review:

    1.
    A draft of our proposed response letter to the Staff's letter dated November 8, 2006;
    2.
    Changed pages of proposed Amendment No. 3 to the Registration Statement, marked to show changes from Amendment No. 2 to the Registration Statement;
    3.
    The Waiver and Agreement that will be attached as Exhibit 10.15 to Amendment No. 3 to the Registration Statement; and
    4.
    An Agreement between Roger Adams and Robert J. Ward that will be attached as Exhibit 10.22 to Amendment No. 3 to the Registration Statement.

        We are cognizant of the Staff's time and the upcoming Thanksgiving holiday, and thank you in advance for your assistance in expediting review of the attached material.

        Please call me at (214) 999-4245 or Alan Perkins at (214) 999-4683, at your very earliest convenience, if there are any questions, additional comments or additional information required regarding the Registration Statement or our proposed response letter.

        Thank you again for your consideration.

Very truly yours,

/s/ ROBERT SARFATIS Robert Sarfatis
cc:
Michael G. Staffaroni
Patrick F. Hamner
Alan J. Perkins